

June 22, 2012

<u>VIA E-Mail</u>
Ms. Pamela Shelley-Kessler
Executive Vice President and Chief Financial Officer
LTC Properties, Inc.
2829 Townsgate Road, Suite 350
Westlake Village, California 91361

> **Re: LTC Properties, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on February 27, 2012**
> **File No. 001-11314**

Dear Ms. Pamela Shelley-Kessler:

We have reviewed your response letter dated June 11, 2012 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Part I.

Item 1A. Risk Factors, page 19

"We Rely on a Few Major Operators," page 20

1.   We note your response to comment 4 of our letter dated May 25, 2012. In future Exchange Act periodic reports, please revise this risk factor to further highlight the risk by identifying tenants which account for 5% or more of your revenue.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 32

2.   We note your response to comment 7 of our letter dated May 25, 2012 and reissue our prior comment in part. Please disclose same property average rent trends.

3.   We note your response to comment 8 of our letter dated May 25, 2012. We note that the table that you direct us to on page 34 appears to cover 2011 acquisitions. As such, we respectfully reissue our prior comment. In future Exchange Act periodic reports, please expand your disclosure of your overall leasing activities, including a discussion of the volume of new or renewed leases with average rents or yields, as applicable. Include the impact of tenant improvement costs and leasing commissions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sandra Hunter at (202) 551-3758 or Sonia Gupta Barros at (202) 551-3655 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief